Exhibit 99

Financial Statements Years Ended December 31, 2012, 2011 and 2010

Intelliject, Inc.

Intelliject, Inc.

Contents

Page

Independent Auditors’ Report	1

Financial Statements

Balance Sheets	2

Statements of Operations	3

Statements of Changes in Stockholders’ Equity	4

Statements of Cash Flows	5

Notes to Financial Statements	6-24

Independent Auditors’ Report

Board of Directors

Intelliject, Inc.

We have audited the accompanying financial statements of Intelliject, Inc., which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intelliject, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes Goodman LLP

Richmond, Virginia

February 13, 2013

Intelliject, Inc.

Balance Sheets

December 31, 2012 and 2011

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Intelliject, Inc.

Balance Sheets

December 31,	2012	2011
Assets
Current assets
Cash and cash equivalents	$53,288,171	$9,625,386
Other receivables	4,427	66,340
Income taxes receivable	—	4,404,874
Prepaid expenses	681,763	422,603

Total current assets	53,974,361	14,519,203

Property and equipment
Furniture and equipment	147,266	144,431
Manufacturing equipment	1,180,901	879,483
Leasehold improvements	34,993	34,993
Construction in progress	3,348,426	—

	4,711,586	1,058,907
Less—accumulated depreciation and amortization	(689,707)	(450,089)

Property and equipment—net	4,021,879	608,818

Other assets
Security and other deposits	57,339	81,771
Patents—net	2,151,442	1,868,376
Other long-term assets	198,961	—

Total other assets	2,407,742	1,950,147

Total assets	$60,403,982	$17,078,168

	2012	2011
Liabilities, Redeemable Preferred Stock, and Stockholders’ Equity
Current liabilities
Accounts payable—trade	$1,259,042	$857,186
Accrued expenses	2,754,439	327,804
Income taxes payable	9,391,475	—

Total current liabilities	13,404,956	1,184,990

Long-term liabilities
Other long-term liabilities	522,920	26,979
Long-term debt—net of discount	14,695,603	—
Deferred tax liability	484,694	269,375
Deferred compensation	441,989	441,989

Total long-term liabilities	16,145,206	738,343

Total liabilities	29,550,162	1,923,333

Commitments and contingencies

Redeemable preferred stock

Series B-1 Preferred Stock, redeemable and convertible

($0.001 par value; 1,988,780 shares authorized 2012; issued and outstanding-none)

($0.001 par value; 1,906,280 shares authorized 2011; issued and outstanding-none)

Series A-4 Preferred Stock, redeemable and convertible ($0.001 par value; 3,689,840 shares authorized; issued and outstanding-none)
Series B Preferred Stock, redeemable and convertible ($0.001 par value; 1,988,780 shares authorized 2012; issued and outstanding 1,906,254) ($0.001 par value; 1,906,280 shares authorized 2011; issued and outstanding 1,906,254)	6,217,459	5,912,462
Series A-3 Preferred Stock, redeemable and convertible ($0.001 par value; 3,689,840 shares authorized; issued and outstanding 3,689,840)	10,585,168	10,097,692
Series A-2 Preferred Stock, redeemable and convertible ($0.001 par value; 2,737,380 shares authorized; issued and outstanding 2,737,380)	4,192,036	4,006,292

Total redeemable preferred stock	20,994,663	20,016,446

Stockholders’ equity
Series A-1 Preferred Stock ($0.001 par value; 462,000 shares authorized; issued and outstanding 462,000)	462	462
Common stock ($0.001 par value; 16,939,140 shares authorized 2012; issued and outstanding 5,522,035) ($0.001 par value; 16,856,640 shares authorized 2011; issued and outstanding 5,369,539)	5,522	5,370
Paid-in capital	(9,672,393)	(9,907,513)
Retained earnings	19,525,566	5,040,070

Total stockholders’ equity	9,859,157	(4,861,611)

Total liabilities, redeemable preferred stock, and stockholders’ equity	$60,403,982	$17,078,168

The accompanying notes are an integral part of these financial statements.

Intelliject, Inc.

Statements of Operations

Year Ended December 31,	2012	2011	2010
Revenue	$38,179,348	$8,839,100	29,098,526

Costs and expenses
Research and development	6,559,676	4,834,825	8,128,021
General and administrative	5,333,875	5,652,471	3,099,918

Total costs and expenses	11,893,551	10,487,296	11,227,939

Operating income (loss)	26,285,797	(1,648,196)	17,870,587
Other income (expense)
Gain (loss) on disposal of equipment	(49)	—	741,404
Interest expense	(1,181,360)	—	—
Interest income	1,466	13,010	60,516

Other income (expense), net	(1,179,943)	13,010	801,920

Income (loss) before income taxes	25,105,854	(1,635,186)	18,672,507
Income tax (expense) benefit	(9,642,141)	926,865	(6,583,579)

Net income (loss)	$15,463,713	$(708,321)	$12,088,928

The accompanying notes are an integral part of these financial statements.

Intelliject, Inc.

Statements of Changes in Stockholders’ Equity

Years ended December 31, 2012, 2011, and 2010

	Series A-1 Preferred Stock	Common Stock	Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance (deficit)—December 31, 2009	$462	$5,217	$(10,361,013)	$(4,367,773)	$(14,723,107)
Dividends accrued on redeemable preferred stock	—	—	—	(997,220)	(997,220)
Stock compensation	—	—	193,701	—	193,701
Shares issued upon exercise of stock options/warrants	—	69	40,217	—	40,286
Net income	—	—	—	12,088,928	12,088,928

Balance (deficit)—December 31, 2010	$462	$5,286	$(10,127,095)	$6,723,935	$(3,397,412)
Dividends accrued on redeemable preferred stock	—	—	—	(975,544)	(975,544)
Stock compensation	—	—	183,930	—	183,930
Shares issued upon exercise of stock options/warrants	—	84	35,652	—	35,736
Net loss	—	—	—	(708,321)	(708,321)

Balance (deficit)—December 31, 2011	$462	$5,370	$(9,907,513)	$5,040,070	$(4,861,611)
Dividends accrued on redeemable preferred stock	—	—	—	(978,217)	(978,217)
Stock compensation	—	—	150,678	—	150,678
Shares issued upon exercise of stock options/warrants	—	152	84,442	—	84,594
Net income	—	—	—	15,463,713	15,463,713

Balance (deficit)—December 31, 2012	$462	$5,522	$(9,672,393)	$19,525,566	$9,859,157

The accompanying notes are an integral part of these financial statements.

Intelliject, Inc.

Statements of Cash Flows

Year Ended December 31,	2012	2011	2010
Cash flows from operating activities
Net income (loss)	$15,463,713	$(708,321)	$12,088,928
Adjustments to reconcile to net cash from operating activities:
Depreciation	240,157	168,261	124,765
Amortization of patents	106,673	180,162	154,815
Amortization of rent inducement	(2,041)	(299)	(7,263)
Amortization of debt discount	56,370	—	—
Amortization of debt issuance costs	36,845	—	—
(Gain) loss on disposal of equipment	49	—	(741,404)
Deferred taxes	215,319	3,579,000	(1,000,269)
Stock compensation	150,678	183,930	193,701
Change in:
Other receivables	61,913	127,872	(190,742)
Prepaid expenses	(259,160)	(86,465)	(268,642)
Security and other deposits	24,432	237,000	(86,345)
Accrued expenses	2,428,676	(354,743)	(5,428)
Account payable-trade	401,856	52,131	296,549
Income taxes (receivable)/ payable	13,796,349	(3,070,258)	(1,334,616)
Other long-term liabilities	135,174	(795)	27,774
Deferred revenue	—	(8,839,100)	(14,098,526)

Net cash from operating activities	32,857,003	(8,531,625)	(4,846,703)

Cash flows from investing activities
Proceeds from disposal of equipment	—	—	1,148,587
Patent costs	(389,739)	(398,351)	(162,369)
Purchase of property and equipment	(3,653,267)	(299,775)	(195,179)

Net cash from investing activities	(4,043,006)	(698,126)	791,039

Cash flows from financing activities
Proceeds from exercise of options/warrants	84,594	35,736	40,286
Proceeds from long-term borrowings	15,000,000	—	—
Costs incurred for debt issuance	(235,806)	—	—

Net cash from financing activities	14,848,788	35,736	40,286

Net change in cash and cash equivalents	43,662,785	(9,194,015)	(4,015,378)
Cash and cash equivalents—beginning of period	9,625,386	18,819,401	22,834,779

Cash and cash equivalents—end of period	$53,288,171	$9,625,386	$18,819,401

Supplemental disclosure of cash flow information
Cash paid for interest (net of amounts capitalized)	$805,437	$—	$—
Cash paid for income taxes	$35,347	$55,833	$8,918,464
Cash received from refunds of income taxes paid	$4,404,874	$1,491,440	$—
Supplemental disclosure of noncash investing and financing activities
Allocation of long term debt proceeds to warrant	$360,767	$—	$—
Additional liabilities incurred for purchase of patent rights	$—	$—	$(100,000)

The accompanying notes are an integral part of these financial statements.

Intelliject, Inc.

Notes to Financial Statements

Years Ended December 31, 2012, 2011, and 2010

1.	Organization and Nature of Business

Intelliject, Inc. (Company), headquartered in Richmond, Virginia, develops and commercializes a new generation of life saving proprietary pharmaceutical products. The Company seeks to set a new standard in drug/device combination pharmaceuticals that will enable superior treatment outcomes, improved cost effectiveness, and intuitive patient administration.

For its first product partnership, the Company engaged in a competitive process with multiple prospective partners. As described in Note 3, “Licensing Agreement,” the Company ultimately selected the term sheet from sanofi-aventis U.S. LLC (Sanofi) and subsequently negotiated and executed a License and Development Agreement in 2009 granting certain manufacturing and commercialization rights in North America to a novel epinephrine auto-injector utilizing certain of the Company’s technology platforms. Under the terms of the agreement, the Company led the development and regulatory approval efforts associated with the epinephrine auto-injector. In 2012, the Company received notice of approval by the U.S. Food and Drug Administration (FDA) and by Health Canada of the applications related to the epinephrine auto-injector, which will be commercialized by Sanofi in the United States and Canada under the brand names of Auvi-Q™ and Allerject™, respectively. The Company has certain co-promotion rights in North America and retains full commercial rights to the epinephrine auto-injector in all rest of world territories. The Company assisted Sanofi in achieving manufacturing start-up activities (Sanofi is responsible for manufacturing and commercialization) that resulted in the manufacture during 2012 of product for commercial launch. The Company has earned and received milestones as further described in Note 3 in connection with fulfilling its obligations under the agreement.

The Company continues to develop additional products for other targeted therapeutic areas that leverage its intellectual property and know-how with the goal of creating pharmaceutical products that provide superiority over the existing standards of care, improved cost effectiveness and superior patient preference. Prior to 2012, the Company was classified as a development stage entity, but matured to a commercial stage company supported by the approval of Auvi-Q and Allerject, each with scheduled market launches in the first quarter of 2013, and a late stage product pipeline in the central nervous system, diabetes and cardiovascular therapeutic areas. The Company plans to self-commercialize certain of its pipeline products and to partner with companies on other pipeline products. For the next product in its pipeline, the Company expects to submit its application to the FDA in the second half of 2013.

2.	Summary of Significant Accounting Policies

Changes in Presentation

Certain items presented on the financial statements and in the footnotes in prior periods have been modified to conform to the current presentation, as noted below.

As described in Note 1, the Company was classified as a development stage entity in years prior to 2012, and therefore, the number of periods presented in the financial statements has been modified from prior years to conform to the presentation in 2012.

In addition, in 2012, the Company became subject to certain additional financial reporting requirements as a result of the reporting requirements of one of the Company’s publicly-traded stockholders in connection with that stockholder’s investment in the Company. The Company’s financial statements must be included as an exhibit to the stockholder’s financial statements filed with the Securities and Exchange Commission (SEC) pursuant to Rule 3-09 of Regulation S-X, which requires the Company to report certain amounts in its financial statements in accordance with SEC rules that differ in form and content from that otherwise required of private companies that comply with generally accepted accounting practices in the United States (GAAP). As a result, certain of the amounts and disclosures reported in prior periods have been modified to conform to the 2012 presentation, including the number of annual periods presented in the financial statements and the classification of the Company’s redeemable preferred stock on the balance sheet as described in Note 10.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand in excess of daily operating requirements and highly liquid investments purchased with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

CDARS Deposit Placement Agreement

In 2009, the Company entered into a Certificate of Deposit Account Registry Service (CDARS) program under which a financial institution assisted the Company in placing funds in institutions whose accounts were insured by the Federal Deposit Insurance Corporation (FDIC) and in principal amounts that, when aggregated with interest to accrue over the term of the certificate of deposit (CD), would not exceed the Standard Maximum Deposit Insurance Amount for deposits of one depositor at one institution. At December 31, 2011, a total of approximately $6,590,000 was placed by the Company with the CDARS registry service into short-term CDs with maturity dates less than ninety days. In May 2012, the Company ceased participation in the CDARS program.

Concentrations

At times, the Company may have cash and cash equivalents at financial institutions in excess of FDIC insured limits. Until May 2012, the Company utilized the CDARS registry service to minimize this risk. Since that time, the Company has placed its cash and cash equivalents with financial institutions where the Company’s management periodically monitors the credit ratings of those financial institutions based on publicly available data. At December 31, 2012 and 2011, there were no balances of cash and cash equivalents in excess of insured limits based on the bank balances.

Based on the Company’s operations at December, 31, 2012, the primary sources of revenue applicable to the Company are derived from the License and Development Agreement with Sanofi for the epinephrine auto-injector (see Notes 1 and 3). The Company continues to develop additional products for other targeted therapeutic areas and has a late stage product pipeline in certain areas (see Note 1).

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments reflected in the balance sheets for cash and cash equivalents, receivables, prepaid expenses, other current assets, accounts payable and accrued expenses approximate their fair values due to their short maturities.

Property and Equipment

Property and equipment includes costs of assets constructed or purchased, related delivery and installation costs and interest incurred on significant capital projects during their construction periods. Improvements and replacements of property and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of property and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of operations. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method for financial statement purposes and on the modified accelerated cost recovery method for income tax purposes.

The estimated useful lives for property and equipment are as follows:

Furniture and equipment	3-5 years
Manufacturing equipment	5 years
Leasehold improvements	3-5 years

Accounting for the Impairment of Long-Lived Assets

The Company reviews long-lived assets for possible impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future undiscounted cash flows are less than the carrying amount. If the undiscounted cash flow is less than the carrying amount of the asset, an impairment loss is recognized and such loss is computed based on the estimated fair value of the asset, generally determined on a discounted cash flow basis. For the periods ended December 31, 2012, 2011, and 2010, respectively, no impairment losses were recorded.

Patents

As a result of the Company’s research and development efforts, the Company has obtained, applied for, or is applying for, a number of patents to protect proprietary technology and inventions. The Company capitalizes direct and incremental costs paid to third parties to create or protect patents. Patents are carried at cost less accumulated amortization which is calculated on a straight-line basis over the remaining life of the patent class which approximates its remaining useful life.

Accrued Expenses

As part of the process of preparing financial statements, management is required to estimate accrued expenses. This process involves identifying services that have been performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred for such service where the Company has not been invoiced or otherwise notified of the actual cost. Examples of estimated accrued expenses include, but are not limited to, professional service fees, contract clinical service fees, fees paid to contract manufacturers in conjunction with the production of clinical components or materials, and fees paid to third party data collection organizations and investigators in conjunction with the clinical trials.

In connection with such service fees, management’s estimates are most affected by its projections of the timing of services provided relative to the actual level of services incurred by such service providers. The majority of the Company’s service providers invoice monthly in arrears for services performed. In the event that management does not identify certain costs that have begun to be incurred, or under or over estimates the level of services performed, or the costs of such services, actual expenses could differ from such estimates. The date on which certain services commence, the level of services performed on or before a given date, and the cost of such services are often subjective determinations. Management makes these judgments based upon the facts and circumstances known to it and accrues for such costs in accordance with GAAP. This is done as of each balance sheet date in the financial statements.

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries and benefits, materials, supplies, costs related to research collaboration, and the costs of services provided by outside contractors. All costs associated with research and development are expensed as incurred.

Revenue Recognition

Based on the Company’s current operations and license agreement, the primary sources of revenue applicable to the Company include upfront license payments, milestone payments and royalties on product sales. Revenue arrangements with multiple deliverables are reviewed to determine the appropriate method of revenue recognition taking into consideration a number of factors, including whether the various elements can be considered separate units of accounting, whether there is objective and reliable evidence of fair value for these elements, and whether there is a separate earnings process associated with a particular element of an agreement. Specifically, the Company accounts for each of these items as follows:

•

Upfront, licensing-type fees. Upfront, licensing-type payments are assessed to determine whether or not the licensee is able to obtain any stand-alone value from the license. Where this is not the case, the Company does not consider the license deliverable to be a separate unit of accounting, and the revenue is deferred with revenue recognition for the license fee being assessed in conjunction with the other deliverables that constitute the combined unit of accounting.

•

Milestone payments. Milestone payments are assessed on an individual basis and revenue is recognized from these milestone payments when earned provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, (ii) the milestone represents the culmination, or progress towards the culmination, of an earnings process and (iii) the milestone payment is non-refundable. Where separate milestones do not meet these criteria, the Company would default to a performance-based model, with revenue recognition following delivery of effort as compared to an estimate of total expected effort.

•

Royalties. The Company recognizes revenue from royalties based on licensees’ sales of products or services using the Company’s licensed products under the respective licensing agreement. Royalties are recognized as earned in accordance with the contract terms when royalties from licensees can be reasonably estimated and collectibility is reasonably assured. If the collectibility of a royalty amount is not reasonably assured, royalties are recognized as revenue when the cash is received.

•

Combined units of accounting. Where there are multiple deliverables combined as a single unit of accounting, revenues are deferred and recognized over the period during which the Company remains obligated to perform services or deliver product. The specific methodology for the recognition of the revenue (e.g., straight-line or according to specific performance criteria) is determined on a case-by-case basis according to the facts and circumstances applicable to a given contract.

Payments received in excess of revenues recognized are recorded as deferred revenue until such time as the revenue recognition criteria have been met.

Share-Based Compensation

The Company measures the share-based compensation cost at grant date, based on the estimated fair value of the award, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the requisite service period, if any, which generally is the vesting period. Fair value is determined based on a valuation performed by an independent third party firm to establish the exercise price for equity awards at the time of the grant. The Company uses the Black-Scholes formula to value the shares or options awarded.

Income Taxes

Income taxes are recognized during the period in which transactions enter into the determination of income for financial reporting purposes and the Company accounts for income taxes using the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax asset will be realized.

In order for the Company to record the benefit of a tax position in its financial statements, it must determine that it is more likely than not that the position will be sustained, based on the technical merits of the position, if the taxing authority examines the position and the dispute is litigated. The determination is made on the basis of all the facts, circumstances and information available as of the reporting date. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2012. Tax years ending on or after December 31, 2009 remain subject to examination by federal and state tax authorities, with the exception that the Company’s federal tax return for the year ended December 31, 2011 was audited in 2012. The Company’s practice is to recognize interest and penalties related to income tax matters as a component of income tax expense. To date, there have been de minimis interest or penalties charged to the Company in relation to the underpayment of income taxes.

The Company began recording income taxes as of January 1, 2009 following the conversion of Intelliject, LLC, a limited liability company, into Intelliject, Inc., a C corporation. Prior to that point, no income tax provision had been included in the financial statements since all income, losses, deductions and credits were passed through to and reportable by the members of Intelliject, LLC on their respective income tax returns.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Subsequent Events

The Company evaluated all subsequent events through February 13, 2013, the date the financial statements were available to be issued.

3.	Licensing Agreement

In November 2009, the Company entered into a License and Development Agreement granting Sanofi exclusive rights to develop and commercialize a novel epinephrine auto-injector in North America (License Agreement) utilizing certain of the Company’s intellectual property. In exchange for these rights, the Company received a non-refundable upfront payment of $25 million and eligibility to receive development and commercialization milestones of up to $205 million as well as double digit tiered royalties on the net sales of the epinephrine auto-injector commercialized under the License Agreement in the defined field of use and territory. In addition to the non-refundable upfront payment, the Company has also received non-refundable milestones totaling $53.2 million to date and remains eligible to receive additional non-refundable milestone payments of up to $150 million, as well as the double digit tiered royalties on the net sales of the epinephrine auto-injector products. Under the License Agreement, the Company was responsible for development and for obtaining regulatory approval, while Sanofi has responsibility for manufacturing and commercialization. The Company also retained certain co-promotion rights in the territory.

The Company received a non-refundable upfront payment of $25 million upon execution of the License Agreement. The License Agreement contains multiple elements and was evaluated in accordance with arrangements containing multiple deliverables. The License Agreement, the execution of which represented one deliverable, requires that members of the Company participate on several joint-planning committees covering aspects of development, manufacturing and commercialization. The Company concluded that its participation on certain joint-planning committees until certain regulatory approval and commercial readiness activities were completed was a deliverable rather than only protective of the Company’s interests. In addition, the Company determined that completion of its development and pre-commercialization efforts during the time prior to regulatory approval and commercial readiness of the epinephrine auto-injector was also part of the same deliverable under the License Agreement. Further, the Company concluded that the upfront license payment did not have value to Sanofi on a stand-alone basis without the benefit of the specified development activities that the Company was to perform and its participation on joint-planning committees. Therefore, the Company determined that these multiple deliverables were properly combined as a single unit of accounting and that the $25 million upfront payment should be deferred and recognized as revenue on a straight-line basis from the time of execution of the License Agreement through the period the Company had the substantial performance obligations described above. The upfront payment has been fully recognized.

The Company received a $15 million payment in 2010 upon achieving a development milestone, which was contingent upon the issuance of certain valid patents under specified U.S. patent applications filed by the Company covering specified claims within those patent applications. Management determined that the issuance of the specified claims within the patents, and thus the achievement of the milestone, enhanced the value of the Company’s intellectual property licensed under the License Agreement. The payment related to past performance and the culmination of an earnings process and was reasonable relative to other deliverables and payment terms in the License Agreement. In addition, the milestone payment was non-refundable and its achievability was not reasonably assured at the inception of the License Agreement. Therefore, the Company recognized the entire $15 million as revenue in 2010.

The Company received a $38.2 million payment in 2012 upon achieving a development milestone, which was contingent upon obtaining final approval from the FDA and assisting Sanofi in achieving certain manufacturing scale up activities. The payment related to past performance and the culmination of an earnings process and was reasonable relative to other deliverables and payment terms in the License Agreement. In addition, the milestone payment was non-refundable and its achievability was not reasonably assured at the inception of the License Agreement. Therefore, the Company recognized the entire $38.2 million as revenue in 2012.

During the years ended December 31, 2012, 2011 and 2010, the Company recognized approximately $38.2 million, $8.8 million, and $29.1 million, respectively, of revenue in connection with the payments described above under the License Agreement.

4.	Property and Equipment

Property and equipment consisted of the following as of December 31:

	2012	2011
Furniture and equipment	$147,266	$144,431
Manufacturing equipment	1,180,901	879,483
Leasehold improvements	34,993	34,993
Construction in progress	3,348,426	—

	4,711,586	1,058,907
Less—accumulated depreciation and amortization	(689,707)	(450,089)

	$4,021,879	$608,818

In accordance with the License Agreement described in Note 3, the Company sold to Sanofi certain pieces of manufacturing equipment in 2010. The Company received cash proceeds of approximately $1.1 million and recognized a gain on the sale of equipment of approximately $0.7 million in 2010. Following the sale of the equipment, Sanofi permitted the Company to utilize the manufacturing equipment to the extent reasonably necessary in order for the Company to carry out its obligations under the License Agreement.

5.	Patents

Patents consisted of the following as of December 31:

	2012	2011
Patents	$2,911,798	$2,522,059
Less—accumulated amortization	(760,356)	(653,683)

	$2,151,442	$1,868,376

Based on the net patent balance at December 31, 2012, the amortization expense for the next five years is estimated to be approximately $176,300 for each of the years ending December 31, 2013, 2014, 2015, 2016, and 2017 for a combined total of approximately $881,500 over the five year period.

In 2007, the Company in-licensed non-exclusive rights to certain patents owned by another party. In exchange for these rights, the Company agreed to pay a total of $525,000 over specified periods of time and in conjunction with certain milestones, a 4% royalty up to a maximum of $225,000 beginning in 2010, and issued shares of common stock to the other party with a value determined at the time to be approximately $335,000. For five years from the effective date of the agreement, the Company and the other party were each required to contribute towards third party costs and expenses required to prepare, file, prosecute, maintain and enforce the patent rights. In a separate royalty agreement, the other party agreed to pay the Company 4% of net revenue it received for the use or license to third parties of any product that incorporated any of the patents in-licensed to the Company. In 2010, having paid the other party $425,000 in accordance with the terms of the original agreement, the Company executed an amendment to the agreement such that in exchange for a final payment of $225,000 made in 2010, the Company had no further obligations to make any additional payments in conjunction with milestones or royalties, and the licenses granted to the Company became fully-paid. The impact of this amendment also resulted in a $100,000 non-cash reduction in liabilities during 2010.

6.	Debt

As part of its capital strategy and in order to accelerate the development of certain of its pipeline products in 2012, the Company explored options to raise capital in a manner that would not be dilutive to stockholders such as would occur if additional equity capital was raised. In May 2012, the Company entered into a Loan and Security Agreement (Loan Agreement) with Hercules Technology Growth Capital, Inc. (Hercules). Under the terms of the Loan Agreement, the Company borrowed $15 million at an interest rate of the greater of (i) 11.0% or (ii) 11.0% plus the prime rate reported in the Wall Street Journal minus 5.25%, and issued to Hercules a secured term promissory note evidencing the loan. The loan is secured by all of the Company’s assets, excluding intellectual property, as to which the security interest is in the proceeds of the sale of the intellectual property. The Company may be required to prepay the loan in the event of a change of control. The loan specifies certain reporting requirements to Hercules and contains customary covenants, including certain restrictions on borrowing, asset transfers, placing liens or security interests on the Company’s assets including its intellectual property, mergers and acquisitions, and distributions to stockholders, including payment of dividends and the redemption or repurchase of stock. The Company was in compliance with its covenants under the Loan Agreement as of December 31, 2012.

Based on the terms of the Loan Agreement and the achievement of certain defined milestone events, the Company will make interest only payments from the date of the Loan Agreement for a period of 18 months through December 1, 2013. Following the interest only period, the Company will repay the principal and interest in 30 equal monthly installments. The term loan maturity date is June 1, 2016.

The Company will be obligated to pay an end of term charge of $900,000 at the earlier of the loan maturity date, the date the Company prepays the obligations, or the date the obligations become due and payable for any other reason. This end of term fee will be accrued on the balance sheet in other long-term liabilities and expensed to interest expense over the term of the Loan Agreement. The Company may prepay the loan subject to certain prepayment charges which decline over the term of the loan. The Company also incurred certain debt issuance costs related to the Loan Agreement of approximately $236,000 which are recorded on the balance sheet in other long-term assets and which will be expensed to interest expense over the term of the Loan Agreement.

In conjunction with the loan, the Company issued to Hercules a warrant to purchase preferred stock of the Company. The warrant is currently exercisable for 82,500 shares of Series B Preferred Stock with an exercise price of $5.00 per share. The warrant is immediately exercisable and expires the earlier to occur of (i) ten years after the date of issuance (expiration in May 2022), or (ii) 5 years after the Company’s initial public offering, if applicable. If the Company is acquired, the warrant will terminate upon the acquisition subject to certain conditions and levels of cash consideration. Under certain conditions, if the Company has a future round of equity financing, the warrant could be modified to represent the right to purchase certain shares of the future preferred stock class.

The Company estimated the fair value of the warrant using the Black-Scholes option valuation model with the following assumptions: expected term of ten years, a risk-free interest rate of 1.77%, and an expected volatility of 60%. The Company applied the relative fair value method to allocate the $15 million proceeds received under the Loan Agreement between the loan and warrant. The carrying amount assigned to the loan was approximately $14.6 million and was recorded as long term debt on the Company’s balance sheet. The Company believes the amortized book value of the loan at December 31, 2012 represents the approximate fair value of the outstanding debt as of such date. The fair value allocated to the warrant of approximately $0.4 million was recorded as a liability in other long-term liabilities on the Company’s balance sheet since a warrant to acquire redeemable equity which is puttable at the option of the holder must be reported as a liability. Future changes in the fair value of the warrant liability will result in increases or decreases in interest expense. The initial fair value allocated to the warrant of $0.4 million was recorded as a debt discount to the loan and consequently a reduction to the carrying value of the $15 million par value loan and is being amortized as additional interest expense over the term of the loan. At December 31, 2012, this warrant remained outstanding and exercisable.

As of December 31, 2012, the annual maturities of principal under the Company’s loan for each of the years ending December 31 are as follows:

2013	$—
2014	5,492,720
2015	6,137,613
2016	3,369,667

Total	$15,000,000

The amount of interest expense reflected on the statement of operations related to the loan includes the stated interest rate on the loan as well as amounts which are being recorded in interest expense over the term of the loan for debt issuance costs, end of term fee, changes in the fair value of the warrant liability, and the discount recorded on the debt in the computation of its fair value.

The amount of interest cost incurred during the year ended December 31, 2012 totaled approximately $1,278,600, of which approximately $97,300 was capitalized.

7.	Income Taxes

The Company began recording income taxes as of January 1, 2009 following the conversion of Intelliject, LLC, a limited liability company, into Intelliject, Inc., a C corporation. Prior to that point, no income tax provision had been included in the financial statements since all income, losses, deductions and credits were passed through to and reportable by the members of Intelliject, LLC on their respective income tax returns.

Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had no net deferred tax asset as of December 31, 2012 and 2011. The Company had a net deferred tax liability of approximately $484,700 and $269,400 recorded in long-term liabilities at December 31, 2012 and 2011, respectively, which resulted primarily from temporary differences principally related to depreciation, amortization, compensation expense related to stock options, and deferred compensation.

The components of income tax expense (benefit) for the years ended December 31, 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Current income taxes:
Federal	$8,205,979	$(3,849,673)	$6,267,434
State	1,220,843	(656,192)	1,316,414

Total	9,426,822	(4,505,865)	7,583,848

Deferred income taxes:
Federal	175,854	3,036,193	(845,703)
State	39,465	542,807	(154,566)

Total	215,319	3,579,000	(1,000,269)

Total income taxes	$9,642,141	$(926,865)	$6,583,579

The following is a reconciliation between the U.S. federal statutory income tax rate and the effective income tax rate:

	2012	2011	2010
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.3	3.3	3.6
Federal tax credits	—	12.3	(5.1)
Changes in estimates related to state tax provision	—	6.2	—
Other	0.1	(0.1)	1.8

Effective income tax rate	38.4%	56.7%	35.3%

8.	Commitments and Contingencies

Employee Agreements

The Company has entered into various employment agreements with its management team that generally provide for certain terms, including among other things, certain levels of compensation, bonuses, fringe benefits, severance pay and covenants not to compete and that extend for various periods of time subject to earlier termination or renewal per the agreements.

The Company also has issued certain equity awards and options to purchase common shares to members of the management team that vest over defined periods of time. In addition, the agreements for certain members of the management team provide for the issuance of future common stock options upon the achievement of specific milestones (see Note 11).

Deferred Compensation

The Company entered into deferred compensation agreements effective in 2006 with certain then current officers of the Company. The deferred compensation payable represents unfunded, nonqualified deferred compensation for services rendered by the officers prior to July 21, 2006. The deferred compensation liability will be payable upon a change in control, as defined in the deferred compensation agreements.

Indemnification of Officers and Directors

The Company, as permitted under Delaware law and in accordance with its bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The Company has a director and officer insurance policy that limits its exposure and may enable it to recover some or all of any future amounts paid.

Operating Leases

In 2007, the Company entered into a lease for approximately 4,600 square feet of office space in Richmond, Virginia, the term of which was originally scheduled to end on September 30, 2010. The Company executed an amendment to the lease in July 2010, increasing the total space under lease to approximately 6,100 square feet and extending the term to December 31, 2015. The Company has an early termination right to end the lease effective December 31, 2013, provided the Company gives the required notice to the landlord, pays the defined early termination costs, and meets certain other requirements. The renovation of the office space under the amended lease was completed in early 2011 and costs incurred for improvements related to the renovations are reflected in leasehold improvements on the balance sheets.

The Company is required to pay minimum annual rent and estimated additional rent in monthly installments. Rent expense incurred for the years ended December 31, 2012, 2011 and 2010 for this lease totaled approximately $111,100, $111,500, and $91,800, respectively. Approximately $27,000 and $29,000 was included in liabilities on the balance sheets as deferred rent at December 31, 2012 and 2011, respectively. Future minimum lease payments for each year ending December 31 approximate $116,500 for 2013, $120,100 for 2014, and $123,700 for 2015.

Product Development, Services, Equipment and Supply Agreements

The Company entered into various agreements with third parties to assist in the development and testing of the epinephrine auto-injector, which was licensed to Sanofi as described in Note 3. In addition, as the Company continues to develop its pipeline products, it has entered into various agreements related to the development, manufacture and supply of its pipeline products. A summary of the key estimated obligations under those agreements, substantially all of which are expected to be satisfied in 2013, follows.

Drug Products Analytics Agreement

In 2008, the Company entered into several laboratory service proposal agreements with another party to support the Company’s analytical testing needs for its epinephrine auto-injector. According to the terms of the agreement, the other party will provide the Company with drug development testing and analysis as further described in the individual project agreements. This party also provides analytical testing and other support for pipeline products under development by the Company. Any project may be terminated by either party upon thirty days prior written notice. As of December 31, 2012, the Company had executed agreements with the other party that contain remaining costs estimated to be in the range of $225,000 to $250,000.

Services Agreement

In 2012, the Company entered into a services agreement with another party to develop the Company’s pipeline products. Under the terms of the agreement, the other party will produce pipeline product to support clinical and stability studies, manage tool and equipment builds, conduct scale-up design verification, and perform other development or manufacturing qualification activities. As of December 31, 2012, the Company had executed agreements with the other party that contain remaining costs estimated to be in the range of $800,000 to $1,000,000.

Automated Assembly Equipment Agreement

In 2012, the Company entered into an agreement for the design and construction of a semi-automated assembly line for its pipeline products, which will assemble all device and drug components, electronics, labeling and case. As of December 31, 2012, the Company had executed agreements with the other party that contain remaining costs estimated to be in the range of $2,000,000 to $2,100,000.

Component Assembly Equipment Agreement

In 2012, the Company entered into an agreement for the design, manufacture, and installation of a fully automated assembly and inspection equipment for components in the Company’s pipeline products. As of December 31, 2012, the Company had executed agreements with the other party that contain remaining costs estimated to be in the range of $700,000 to $800,000.

Clinical Study Agreement

In 2012, the Company entered into an agreement with another party to conduct activities associated with a clinical study of one of the Company’s pipeline products. As of December 31, 2012, the Company had executed agreements with the other party that contain remaining costs estimated to be in the range of $300,000 to $350,000.

Supply Agreement—Epinephrine

In 2009, the Company entered into a supply agreement for the bulk active pharmaceutical ingredient known as epinephrine base. Under the agreement, the Company is required to purchase at least four kilograms per calendar year of the epinephrine base beginning with the year of approval of the Company’s finished pharmaceutical delivery device by the FDA and commercial launch of the device at initial prices that fluctuate with the U.S. dollar – euro exchange rate. The agreement will be effective for 5 years and shall thereafter be automatically extended for successive one year terms, unless written notice of termination is given. The annual minimum requirement to purchase totals approximately $102,000 based on current prices. The supplier self insures for product liability and therefore the Company is at risk if the supplier does not have adequate assets to cover product liability issues. The Company has 30 days after the receipt of any shipment from the supplier to subject the epinephrine base to quality control testing to determine conformity to the specifications, which could minimize the risk of product liability claims against the supplier.

Contingencies

On January 19, 2011, the Company was sued by King Pharmaceuticals, Inc. and Meridian Medical Technologies, Inc., which were purchased by Pfizer, Inc., in which it was alleged that the Company’s proposed epinephrine auto-injector product infringed specified claims of a patent owned by Meridian. On February 16, 2012, the parties (together with Pfizer and Sanofi) settled the lawsuit. According to the terms of the settlement, the Company and Sanofi agreed to launch Auvi-Q in the U.S. no earlier than November 15, 2012. No cash was paid or received by the Company in connection with the settlement.

From time to time, the Company may become involved in claims and other legal matters arising in the ordinary course of business, including patent litigation, product liability, and commercial litigation. At December 31, 2012, management was not aware of any matters, individually or in the aggregate, that were expected to have a material adverse affect on the financial position, results of operations or cash flows of the Company.

9.	Defined Contribution Retirement Plan

In 2011, the Company adopted a 401(k) defined contribution plan which permits eligible employees to voluntarily contribute a portion of their compensation up to limits established by the Internal Revenue Service. The plan permits the Company to make discretionary contributions; however, the Company has made no employer contributions to the plan to date.

10.	Redeemable Preferred Stock

The rights and terms of each class of redeemable preferred stock are outlined below followed by information related to the required SEC classification of these securities. See Note 11 for additional information regarding the rights of stockholders and provisions that relate to the redeemable preferred stock. The terms that have been capitalized below are defined in the Certificate of Incorporation of Intelliject, Inc.

Series A-2 Preferred Stock, Redeemable and Convertible

From and after the date of issuance, the shares of Series A-2 Preferred Stock accrue dividends at the rate of 6% per annum. The date of issuance of a share of Series A-2 Preferred is the date such corresponding Class D Share of Intelliject, LLC was originally issued and dividends are cumulative. The Series A-2 Original Issue Price was

$1.11241 per share adjusted for any stock dividends, splits and recapitalizations. Shares of Series A-2 Preferred may, at the option of the holder, be converted at any time into shares of Common Stock on a one for one basis adjusted for any stock dividends, splits and recapitalizations. At any time on or after the fourth year anniversary of the Original Issue Date (January 1, 2013) but prior to the seventh year anniversary (January 1, 2016), the holders of at least 66 2/3% of the outstanding Series A-2 Preferred shall have the right to cause the Company to purchase and redeem all, but not less than all, of the Series A-2 Preferred in three equal installments for a per share purchase price equal to the Original Issue Price plus accrued dividends. No redemption of the Series A-2 Preferred shall occur without the prior consent of the holders of greater than 50% of the then outstanding shares of Series A-3/A-4 Preferred and holders of at least 80% of the then outstanding shares of Series B/B-1 Preferred. No shares of Series A-2 Preferred acquired by the Company shall be reissued. Each share of Series A-2 Preferred shall automatically be converted into shares of Common Stock at any time upon the affirmative election of the holders of at least 65% of the outstanding shares of the Series B/B-1 Preferred, Series A-3/A-4 Preferred and Series A-2 Preferred, voting together as a single class, or immediately upon the closing of a firmly underwritten public offering under the Securities Act of 1933, as amended, subject to certain requirements.

As of December 31, 2012 and 2011, accrued dividends for the Series A-2 Preferred totaling $1,147,041 and $961,297, respectively, had been recorded in stockholders’ equity, but not paid. The amount reported on the balance sheet for Series A-2 Preferred represents the proceeds from the original issuance of the stock plus the amount of accrued but unpaid dividends, which equals the redemption amount.

Series A-3/A-4 Preferred Stock, Redeemable and Convertible

From and after the date of the issuance of any shares of Series A-3/A-4 Preferred Stock, dividends accrue at the rate of 6% per annum. The date of issuance of a share of Series A-3 Preferred is the date such corresponding Class F Share of Intelliject, LLC was originally issued and dividends are cumulative. The Series A-3/A-4 Original Issue Price was $2.16579 per share adjusted for any stock dividends, splits and recapitalizations. Shares of Series A-3/A-4 Preferred may, at the option of the holder, be converted at any time into shares of Common Stock on a one for one basis adjusted for any stock dividends, splits and recapitalizations. Subject to certain exceptions, if the Company issues or sells additional shares of common stock or common stock deemed to be issued for an effective price less than the then effective Series A-3 Preferred Conversion Price, the then existing Series A-3 Preferred Conversion Price shall be reduced based on a weighted average formula. If any holder of shares of Series A-3 Preferred does not participate in a financing triggering a reduction in the Series A-3 Preferred Conversion Price, then each share of Series A-3 Preferred held by such holder shall automatically be converted into a share of Series A-4 Preferred and the Series A-4 Preferred Conversion Price shall not be reduced. Such converted Series A-3 Preferred shall be retired and cancelled. At any time on or after the fourth year anniversary of the Original Issue Date (January 1, 2013) but prior to the seventh year anniversary (January 1, 2016), the holders of greater than 50% of the outstanding Series A-3/A-4 Preferred shall have the right to cause the Company to purchase and redeem all, but not less than all, of the Series A-3/A-4 Preferred in three equal installments. No shares of Series A-3/A-4 Preferred acquired by the Company shall be reissued. Each share of Series A-3/A-4 Preferred shall automatically be converted into shares of Common Stock at any time upon the affirmative election of the holders of at least 65% of the outstanding shares of the Series B/B-1 Preferred, Series A-3/A-4 Preferred and Series A-2 Preferred, voting together as a single class, or immediately upon the closing of a firmly underwritten public offering under the Securities Act of 1933, as amended, subject to certain requirements.

As of December 31, 2012 and 2011, accrued dividends for the Series A-3 Preferred totaling $2,593,728 and $2,106,252, respectively, had been recorded in stockholders’ equity, but not paid. The amount reported on the balance sheet for Series A-3 Preferred represents the proceeds from the original issuance of the stock plus the amount of accrued but unpaid dividends, which equals the redemption amount. No Series A-4 Preferred Stock has been issued.

Series B/B-1 Preferred Stock, Redeemable and Convertible

From and after the date of issuance of any shares of Series B/B-1 Preferred Stock, dividends accrue at the rate of 6% per annum. The Series B/B-1 Original Issue Price was $2.62293 per share adjusted for any stock dividends, splits and recapitalizations. Any shares of Series B/B-1 Preferred may, at the option of the holder, be converted at any time into shares of Common Stock on a one for one basis adjusted for any stock dividends, splits and recapitalizations. Subject to certain exceptions, if the Company issues or sells additional shares of common stock or common stock deemed to be issued for an effective price less than the then effective Series B Preferred Conversion Price, the then existing Series B Preferred Conversion Price shall be reduced based on a weighted average formula. In the event any holder of shares of Series B Preferred does not participate in a financing triggering a reduction in the Series B Preferred Conversion Price, then each share of Series B Preferred shall automatically be converted into one share of Series B-1 Preferred and the Series B-1 Preferred Conversion Price shall not be reduced. At any time on or after the fourth year anniversary of the Original Issue Date (January 1, 2013) but prior to the seventh year anniversary (January 1, 2016), the holders of at least 80% of the then outstanding shares of Series B/B-1 Preferred shall have the right to cause the Company to purchase and redeem all, but not less than all, of the Series B/B-1 Preferred in three equal installments. No shares of Series B/B-1 acquired by the Company shall be reissued. Each share of Series B/B-1 Preferred shall automatically be converted into shares of Common Stock at any time upon the affirmative election of the holders of at least 65% of the outstanding shares of the Series B/B-1 Preferred, Series A-3/A-4 Preferred and Series A-2 Preferred, voting together as a single class, or immediately upon the closing of a firmly underwritten public offering under the Securities Act of 1933, as amended, subject to certain requirements.

As of December 31, 2012 and 2011, accrued dividends for the Series B Preferred totaling $1,217,488 and $912,491, respectively, had been recorded in stockholders’ equity, but not paid. The amount reported on the balance sheet for Series B Preferred represents the proceeds from the original issuance of the stock plus the amount of accrued but unpaid dividends, which equals the redemption amount. No Series B-1 Preferred Stock has been issued.

Required SEC Classification

As described in Note 2, the Company must comply with certain SEC reporting and disclosure requirements for the year ended December 31, 2012, including the presentation of the Company’s redeemable preferred stock. The Company’s redeemable preferred stock contains provisions which give the holders of those securities the right to cause the Company to purchase and redeem such securities for cash under certain circumstances at the Original Issue Price plus accrued dividends as described above. Therefore, these securities are redeemable, or puttable to the Company, at the option of the holders and outside the control of the Company during the defined time period of January 1, 2013 to December 31, 2015. In years prior to 2012, the redeemable preferred stock was reported as an element of permanent stockholders’ equity in accordance with GAAP.

Since the SEC has specific guidance related to the classification of redeemable equity securities which contain redemption provisions that are outside the control of the Company, the Company must distinguish such redeemable preferred stock from permanent equity and report these securities on the face of the balance sheet in the mezzanine section between liabilities and stockholders’ equity without regard to any assessment by management as to the likelihood of such redemption feature ever being exercised. As such, solely due to the SEC reporting requirements with which the Company must now comply, the amounts in prior years have been reported in the mezzanine section of the balance sheet to conform to the required 2012 presentation.

The changes in the balance for each series of redeemable preferred stock are presented in the chart below.

Redeemable Preferred Stock	Series B Preferred Stock	Series A-3 Preferred Stock	Series A-2 Preferred Stock	Total Redeemable Preferred Stock
Balance at December 31, 2009	$5,304,139	$9,116,081	$3,623,462	$18,043,682
Dividends accrued	304,159	495,467	197,594	997,220

Balance at December 31, 2010	5,608,298	9,611,548	3,821,056	19,040,902
Dividends accrued	304,164	486,144	185,236	975,544

Balance at December 31, 2011	5,912,462	10,097,692	4,006,292	20,016,446
Dividends accrued	304,997	487,476	185,744	978,217

Balance at December 31, 2012	$6,217,459	$10,585,168	$4,192,036	$20,994,663

11.	Stockholders’ Equity and Rights of Stockholders

Effective January 1, 2009, Intelliject, LLC, a Virginia limited liability company, merged with and into Intelliject, Inc., a Delaware corporation, with Intelliject, Inc. being the surviving entity. Upon the effectiveness of the merger, each share issued and outstanding of Intelliject, LLC was converted into and exchanged for certain defined amounts of stock of Intelliject, Inc. The Class A Shares of Intelliject, LLC became common stock of Intelliject, Inc., Class B Shares became Series A-1 Preferred Stock, Class D Shares became A-2 Preferred Stock, and Class F Shares became Series A-3 Preferred Stock. The convertible promissory notes issued by Intelliject, LLC automatically converted into shares of Series B Preferred Stock of Intelliject, Inc. In addition, Intelliject, Inc. also assumed and continued any and all membership interest option, warrant, incentive and other equity-based award plans and reserved for issuance shares of common stock for each share of Class E Shares reserved under each Equity Plan.

See Note 10 for additional information about the terms and rights of the redeemable preferred stock, as well as its classification on the balance sheet.

In March 2010, following stockholder approval, the Company amended its stock incentive plan to increase the number of shares of Common Stock reserved for issuance thereunder by 1,000,000 shares from 2,306,000 to 3,306,000 shares of Common Stock. In addition, the Company amended its Certificate of Incorporation to increase the authorized shares of Common Stock of the Company by 1,000,000 from 15,856,640 to 16,856,640 shares of Common Stock.

Under the terms of the Company’s stock incentive plan, as amended, the maximum aggregate number of Common Stock shares that may be granted under the plan is 3,306,000 shares. At December 31, 2012, those shares were designated as follows: outstanding options and warrants granted to purchase a total of 2,145,839 shares of Common Stock, commitments to issue additional options to purchase 136,000 shares of Common Stock upon the achievement of specific performance milestones, and shares available for future issuance totaling 719,266 shares of Common Stock. At December 31, 2012, a total of 304,895 shares had been exercised.

In May 2012, following stockholder approval, the Company amended its Certificate of Incorporation to increase the number of authorized Common Stock of the Company by 82,500 shares to 16,939,140 shares, the number of Preferred Stock by 165,000 shares to 14,556,620 shares, the number of designated Series B Preferred Stock by 82,500 shares to 1,988,780 shares and the number of designated Series B-1 Preferred Stock by 82,500 shares to 1,988,780 shares. This Amendment was required to authorize the issuance of a warrant for 82,500 shares of Series B Preferred Stock to Hercules Technology Growth Capital, Inc. (see Note 6).

The rights and terms of each class of non-redeemable preferred stock are outlined below. The terms that have been capitalized below are defined in the Certificate of Incorporation of Intelliject, Inc.

Series A-1 Preferred Stock

Series A-1 Preferred Stock will not be entitled to any dividends under any circumstances. In addition, so long as any shares of Series B/B-1 Preferred, Series A-3/A-4 Preferred, or Series A-2 Preferred are outstanding, the Company shall not make any distribution on or redeem the Series A-1 Preferred Stock, except in certain limited circumstances as described in the Certificate of Incorporation. Shares of Series A-1 Preferred are not convertible into any other shares of stock. The Company shall have the right, the Series A-1 Call Right, to purchase all of the Series A-1 Preferred Shares in one installment for a per share purchase price equal to two times the Series A-1 Original Issue Price, $0.65747 per share. No shares of Series A-1 Preferred acquired by the Company shall be reissued.

Liquidation Rights

Upon any liquidation, dissolution, or winding up of the Company, before any distribution or payment shall be made to the holders of any Series A-3/A-4 Preferred, Series A-2 Preferred, Series A-1 Preferred, or Common Stock, the holders of Series B/B-1 Preferred shall be entitled to be paid out of the assets of the Company, for each share of Series B/B-1 Preferred held by them, an amount per share equal to the Series B/B-1 Original Issue Price plus any unpaid accrued dividends. After payment of the full liquidation preference amount to each holder of Series B/B-1 Preferred, before any distribution or payment shall be made to the holders of any Series A-2 Preferred, Series A-1 Preferred, or Common Stock, the holders of the Series A-3/A-4 Preferred shall be entitled to be paid out of the assets of the Company, for each share of Series A-3/A-4 Preferred held by them, an amount per share equal to the Series A-3/A-4 Original Issue Price plus any unpaid accrued dividends. After the payment of the full liquidation preference amounts to the holders of the Series B/B-1 Preferred and the holders of the Series A-3/A-4 Preferred, before any distribution or payment shall be made to the holders of any Series A-1 Preferred or Common Stock, the holders of Series A-2 Preferred shall be entitled to be paid out of the assets of the Company, for each share of Series A-2 Preferred held by them, an amount per share equal to the Series A-2 Original Issue Price plus any unpaid accrued dividends. After the payment of the full liquidation preference amounts to the holders of the Series B/B-1 Preferred, Series A-3/A-4 Preferred, and Series A-2 Preferred, before any distribution or payment shall be made to the holders of the Common Stock, the holders of the Series A-1 Preferred shall be entitled to be paid out of the assets of the Company, for each share of Series A-1 Preferred held by them, an amount equal to two times the Series A-1 Original Issue Price. After the payment of the full liquidation preference amounts to the holders of the Series B/B-1 Preferred, Series A-3/A-4 Preferred, Series A-2 Preferred and Series A-1 Preferred, the assets of the Company shall be distributed ratably to the holders of the Common Stock, Series B/B-1 Preferred, Series A-3/A-4 Preferred, and Series A-2 Preferred on an as-if-converted to Common Stock basis.

Voting and Change of Control Agreement

Effective as of the Conversion Date, the preferred stockholders and the common stockholders have entered into a Voting and Change of Control Agreement with the Company, which places certain restrictions on the voting of the shares, and if a Change of Control has been approved, requires the holders to take all necessary actions in connection with the consummation of a change of control transaction.

Right of First Refusal Agreement

Effective as of the Conversion Date, the preferred stockholders and the common stockholders have entered into a Right of First Refusal Agreement with the Company in order to provide certain restrictions on the transfer of capital stock, to grant first refusal and co-sale rights to the Company and to certain of the preferred stockholders, and to provide for obligations to participate in certain sales of capital stock of the Company.

Investor Rights Agreement

Effective as of the Conversion Date, the holders of Series A-2 Preferred, Series A-3/A-4 Preferred, and Series B/B-1 Preferred have entered into an Investor Rights Agreement with the Company which grants certain information and preemptive rights to these holders.

Amended and Restated Registration Rights Agreement

Effective as of the Conversion Date, the Company and two major investors have entered into an Amended and Restated Registration Rights Agreement which under certain specified conditions requires the Company to register the Common Stock issuable or issued upon the conversion of the Series A-3/A-4 Preferred Stock and the Common Stock issuable or issued upon the conversion of the Series B/B-1 Preferred Stock.

12.	Share-Based Compensation

The Company has a stock option plan under which stock options may be granted to purchase a specified number of shares of common stock. Option awards are granted with an exercise price equal to the Company’s estimate of fair value of its common stock at the date of grant, based on a valuation performed by an independent third party firm. Options vest over various periods of time and generally may be exercised within ten years of the date of grant.

A summary of outstanding vesting shares, options and warrants is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Nonvested — December 31, 2009	1,321,689	$0.39	$0.21
Granted	476,000	$1.39	$0.73
Vested	(600,082)	$0.49	$0.28

Nonvested — December 31, 2010	1,197,607	$0.74	$0.39
Granted	77,297	$1.52	$0.79
Vested	(579,894)	$0.66	$0.35

Nonvested — December 31, 2011	695,010	$0.89	$0.47
Granted	45,000	$1.85	$0.94
Vested	(455,031)	$0.70	$0.37
Cancelled	(43,297)	$1.52	$0.79

Nonvested — December 31, 2012	241,682	$1.31	$0.69

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Vested — December 31, 2012	2,320,157	$0.72	$0.48
Vested — December 31, 2011	2,017,622	$0.71	$0.49

A total of 304,895 and 152,399 vested shares had been exercised as of December 31, 2012 and 2011, respectively. The weighted average exercise price of shares exercised during the years ended December 31, 2012 and 2011 was $0.55 and $0.43, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2012 and 2011 was $197,523 and $91,409, respectively.

Included in the table and totals above are 416,000 shares of common stock awarded to an officer in July 2006 that vested over a specified period and became fully vested during the year ended December 31, 2010. A total of 1,904,157 and 1,601,622 vested warrant and option shares were available for exercise at December 31, 2012 and 2011, respectively. The grant-date fair value of stock option based awards vested during the years ended December 31, 2012 and 2011 was $167,603 and $200,882, respectively.

Total compensation expense in connection with the shares in the table above in the amount of $150,678, $183,930, and $193,701 was recorded during the years ended December 31, 2012, 2011 and 2010, respectively. The Company anticipates recording additional compensation expense of approximately $148,000 as these shares vest over the weighted average period of 1.81 years.

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2012:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price of Shares Exercisable	Weighted Average Remaining Contractual Life (Years)
$0.37 to $ 2.17	2,145,839	6.54	$0.71	1,904,157	$0.63	6.41

The fair value of each award is estimated on the date of grant using the Black-Scholes formula that uses the assumptions noted below. The risk-free rate is the United States Treasury daily yield for the expected term of the award. The volatility was based on a range of small capitalized publicly traded medical device and drug delivery companies.

Expected volatility	60%
Expected term	5 years
Risk-free rate	0.82%—5.10%

13.	Subsequent Events

On January 1, 2013, the Transaction Account Guarantee program, which provided unlimited FDIC backing of non-interest bearing transaction accounts, expired such that the FDIC standard maximum insurance amount per depositor per account returned to $250,000. Effective January 1, 2013, the Company’s cash balance in excess of that limit is not covered by FDIC insurance.

On January 2, 2013, the American Taxpayer Relief Act of 2012 was enacted which, among other things, reinstated retroactively to January 1, 2012 the research tax credit for qualified research as stated in Section 41 of the Internal Revenue Code. Since GAAP accounting and financial reporting requires the effects of tax law changes to be recognized in the period in which the new legislation is enacted, the Company will record a research credit related to operations for the year ended December 31, 2012 of approximately $0.3 million for GAAP purposes in the year ending December 31, 2013. However, the research tax credit will be recognized in the Company’s 2012 income tax return.

On January 15, 2013, the Company granted options to employees to purchase 136,000 shares of common stock. These option shares had previously been reported within the total amount of committed option shares (see Note 11).

In late January 2013, Sanofi commenced commercial sales of Auvi-Q and Allerject in the U.S. and Canada, respectively. Under the terms of the License Agreement, the Company is entitled to double digit tiered royalties on the net sales of these products (see Note 3).

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